UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                   Washington, DC  20549

                                        FORM U-3A-2/A

                                       Amendment No. 1

                                                       File No. 069-00301

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

               To Be Filed Annually Prior to March 1



                            SCANA CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935.
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     SCE&G's gas system consists of approximately 6,833 miles of three-inch equivalent distribution pipelines and approximately
11,265 miles of distribution mains and related service facilities, installed in communities pursuant to terms of franchises granted by each community. SCE&G has propane air peak shaving facilities which can supplement the supply of natural gas by gasifying propane to yield the equivalent of approximately 102,000 MCF of natural gas per day.

     All purchases, deliveries and sales of gas take place within the State of South Carolina.

SOUTH CAROLINA GENERATING COMPANY, INC. (GENCO)

     GENCO owns Williams Station, a 560 MW coal-fired generating plant located in Goose Creek, South Carolina, and sells electricity to SCE&G. All sales and deliveries take place within the State of South Carolina.

      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of KWH of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.

            Claimant
            SCANA Corporation:  None

            Subsidiary Public Utility Companies
            SCE&G:
            17,585,237,655 KWH
            22,254,057 MCF

            GENCO:
            Sold all of the generation of Williams Station
            (3,142,442,000 KWH) to SCE&G under a unit power sales agreement.

     (b) Number of KWH of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

            None

     (c) Number of KWH of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

            110,539,000 KWH
     (d) Number of KWH of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

            87,025,000 KWH


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                               SCANA CORPORATION

                        COLUMBIA, SOUTH CAROLINA  29218

                                        February 28, 1996



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, D. C. 20549

Attention: Document Control "EDGAR"

RE:  OMB Number 3235-0161
       SCANA Corporation Statement on Form U-3A-2\A

Gentlemen:

     This letter is written for the purpose of transmitting to the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the Statement of SCANA Corporation on Form U-3A-2 claiming exemption under Rule 2 from the provisions of the Public Utility Holding Company Act of 1935. The amendment is being filed to provide under the caption "Subsidiary Public Utility Companies" the corrected number of 17,585,237,655 KWH instead of 17,585,238 KWH of electric energy sold. The remaining information in the filing, including the financial data schedule, is unaffected by this amendment. No additional filing fee is required.

     Please contact me at (803) 733-6838 or Ike McCravy at (803)
748-3702 if you have any questions concerning this submission.


                                    Sincerely,



                                    s/Mark R. Cannon
                                    Mark R. Cannon
                                    Treasurer


/va